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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                    FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                                   OLICOM A/S
             (Exact name of registrant as specified in its charter)

The Kingdom of Denmark                                       None
(State or other jurisdiction of                  (I.R.S. employer identification
incorporation or organization)                   number)


Nybrovej 114
Lyngby, Denmark                                            DK-2800
(Address of principal executive offices)                  (zip code)

If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [ ]

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

                                                    Name of Each Exchange on
Title of Each Class                                 which Each Class is to be
to be so Registered                                         Registered
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                                    None

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                       Common Stock Purchase Warrants
                              (Title of Class)
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Item 1.     DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

            The Olicom A/S ("Olicom") Common Stock Purchase Warrants (the "Warrants") will be issued to holders of the common stock of CrossComm Corporation, a Delaware corporation ("CrossComm"), par value $0.01 per share ("CrossComm Common Stock"), pursuant to the terms of the Agreement and Plan of Reorganization dated as of March 20, 1997 (the "Merger Agreement") by and among Olicom, PW Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Olicom, and CrossComm, providing for the merger of PW Acquisition Corporation with and into CrossComm, whereby CrossComm shall become a wholly-owned subsidiary of Olicom (the "Merger"). No Warrants to purchase fractional shares of Olicom common stock, nominal value DKK 0.25 per share ("Olicom Common Stock"), will be issued in the Merger. Each CrossComm stockholder who would otherwise be entitled to receive a Warrant to purchase a fractional share of Olicom Common Stock will receive an amount of cash equal to the value of a Warrant (as determined in the manner described below, the "Warrant Unit Consideration") multiplied by the fraction of a share of Olicom Common Stock to which the stockholder would otherwise be entitled upon exercise of a Warrant. The Warrant Unit Consideration will be calculated using the Black-Scholes Formula using a volatility equal to the 52-week historical weekly volatility of Olicom Common Stock and a risk-free rate of interest equal to the yield to maturity for a United States Treasury Note with a three- year maturity, as reported by Bloomberg on its historical yield curve page, and will be determined by and agreed upon by each of the financial advisors to Olicom and CrossComm prior to the closing date of the Merger (the "Closing Date").

            The Warrants will be issued in registered form under, governed by and pursuant to the terms of a Warrant Agreement between Olicom and American Stock Transfer & Trust Company, a New York corporation, as Warrant Agent (the "Warrant Agreement"). The following statements are brief summaries of certain material provisions of the Warrant Agreement. A copy of the form of Warrant Agreement is incorporated herein by reference to Olicom's registration statement on Form F-4 (Registration No. 333-24655) as filed with the Securities and Exchange Commission (the "SEC") on April 7, 1997 (the "Form F-4"), and the information regarding the Warrant Agreement in this Registration Statement does not purport to be complete and is qualified in its entirety by reference to the full text of the Warrant Agreement.

            Each Warrant entitles the holder thereof to subscribe for shares of Olicom Common Stock equivalent to 0.1705 multiplied by the number of shares of CrossComm Common Stock being exchanged by such CrossComm stockholder pursuant to the Merger. The Warrants are exercisable for whole shares of Olicom Common Stock (the "Warrant Shares") at an exercise price of $19.74 per Warrant Share (such exercise price per Warrant Share, as adjusted from time to time as discussed below, being referred to herein as the "Exercise Price"). No fractional shares of Olicom Common Stock will be issued. It is anticipated that approximately 1,100,000 Warrant Shares may be issuable by Olicom pursuant to the exercise of Warrants. The right to exercise the Warrant will commence immediately upon the Closing Date and will be exercisable for a period of three years from the Closing Date (the "Exercise Period"). After the expiration of the Exercise Period, all rights





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evidenced by the Warrants shall cease and the Warrants shall become void.  The
Exercise Price for Warrant Shares can be paid only in lawful money of the United States.

            The Warrant Agreement contains provisions that protect the Warrant holders against dilution by adjustment of (i) the Exercise Price and the number of Warrant Shares that may be subscribed upon the exercise of a Warrant and
(ii) the number of Warrants outstanding, in certain events, including, but not limited to, stock dividends, stock splits, reverse stock splits, reorganizations, reclassifications, mergers or certain special distributions. The Warrant Agreement provides that no adjustment in the Exercise Price or in the number of Warrant Shares that may be subscribed for is required unless such adjustment would require an increase or decrease of at least one percent (1%) in such Exercise Price or in the number of Warrant Shares deliverable upon the exercise of each Warrant. Any adjustments that are not required to be made by such provision, however, shall be carried forward and taken into account in any subsequent adjustment.

            Olicom may at its option at any time during the Exercise Period, reduce the then current Exercise Price to any amount and for any period of time deemed appropriate by the Board of Directors of Olicom or extend the Exercise Period. The Warrant Agreement may be amended by the written consent of Olicom and the affirmative vote or the written consent of holders holding not less than two-thirds in interest of the then outstanding Warrants. Except for the antidilution provisions discussed above, the Warrant Agreement may not be amended to change (a) the Exercise Price, (b) the Exercise Period, or (c) the number or type of securities to be issued upon the exercise of the Warrants, without the consent of each holder of the Warrants.

            A holder of any Warrant shall not, by virtue thereof, be entitled to any rights of a stockholder in Olicom, either at law or in equity, and the rights of a Warrant holder are limited to those expressed in the Warrant Agreement. A Warrant holder will be entitled to receive merger or other consolidation consideration as if the Warrant holder had exercised the Warrant prior to the transaction causing such a distribution. Furthermore, upon the occurrence of an event triggering an antidilution adjustment, or in certain events including, but not limited to, a merger, sale of substantially all the assets, consolidation, extraordinary dividend declaration and other special distributions, liquidation and dissolution, Olicom will provide each Warrant holder with notice of each such event.

            The offer and sale of the Warrants and Warrant Shares are being registered under the Securities Act of 1933, as amended, pursuant to the Form F-4. Olicom will use its reasonable best efforts to keep such registration statement in effect in accordance with applicable federal securities laws, including preparing and filing with the SEC such amendments and supplements to such registration statement and the prospectus used in connection therewith, so long as Warrants are exercisable or until such earlier time as no Warrants remain outstanding.

            There is no established trading market for the Warrants. The Warrants are not subject to redemption or call.





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            At all times during the Exercise Period, Olicom will reserve or cause to be reserved for subscription and delivery upon exercise of the Warrants, a sufficient number of shares of Olicom Common Stock issuable upon exercise of the Warrants. All such shares of Olicom Common Stock shall be duly authorized, and when issued upon such exercise, will be validly issued, fully paid and nonassessable, free and clean of all liens, security interests, charges and other encumbrances or restrictions on delivery and free and clear of all preemptive rights.

            There are no special limitations or provisions in Olicom's Articles of Association or Danish law applicable to Warrant holders who are not citizens or residents of Denmark. The Danish tax consequences of ownership of Warrants are as follows: (i) generally, a United States Person (as defined below) should not recognize taxable gain or loss upon the exercise of a Warrant; (ii) generally, a United States Person should not recognize taxable gain or loss upon the sale of a Warrant; and (iii) upon the expiration of a Warrant, a United States Person should not recognize taxable gain or loss. For the purposes hereof, a "United States Person" means a citizen or resident of the United States (for federal income tax purposes), a corporation or partnership organized under the laws of the United States or any state thereof, or estates or trusts the income of which is subject to United States federal income tax regardless of its source.

Item 2.     EXHIBITS.

1.1 Form of Warrant Agreement (filed as Exhibit 10.1 to the Registrant's Registration Statement on Form F-4 (Registration No. 333-24655) as filed with the Securities and Exchange Commission on April 7, 1997, and incorporated herein by reference).





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                                   SIGNATURE


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                               OLICOM A/S



Date:  April  30,  1997                       By: /s/ BOJE RINHART
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                                                   Boje Rinhart
                                                   Chief Financial Officer